UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2017

Commission file number 001-37569

Strongbridge Biopharma plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introduction

As used herein, “Strongbridge Biopharma”, the “Company” and “we”, “our” or “us” refer to Strongbridge Biopharma plc and its consolidated subsidiaries, unless the context requires otherwise.

Strongbridge Biopharma plc’s unaudited consolidated financial statements contained in this Report on Form 6-K are presented in United States dollars (“$”) and are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 6-K contains forward‑looking statements that involve substantial risks and uncertainties. The forward‑looking statements are contained principally in the sections of this Current Report on Form 6-K titled “Business,” “Update to Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  All statements, other than statements of historical facts, contained in this Current Report on Form 6-K, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, size of market or patient population, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward‑looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward‑looking statements. Forward-looking statements can be identified by words such as “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions, although not all forward‑looking statements contain these identifying words. Forward‑looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions. They are not guarantees of future results, performance or developments and are subject to known and unknown risks, uncertainties and other factors. Factors that may cause our actual results or developments to differ materially from the expectations contained in the forward-looking statements include, but are not limited to:

•	our ability to successfully commercialize Keveyis® (dichlorphenamide) and any other product candidates we receive approval for;
•	the timing, progress and results of clinical and preclinical trials for our product candidates;
•	our ability to obtain and maintain regulatory approval for our product candidates;
•	our ability to secure additional financing when needed on acceptable terms;
•	our ability to effectively manage our anticipated growth;
•	our ability to develop our commercial organization and recruit and retain qualified sales representatives;
•	our ability to successfully implement our business model, as well as strategic plans for our business, product candidates and technology;
•	our ability to implement and execute our business strategy to in‑license, acquire and develop new product candidates;
•	our ability to retain our key personnel and our ability to recruit, retain and motivate additional qualified personnel;

•	our ability to develop and maintain relationships with manufacturers, clinical research organizations and other important contractors and consultants;
•	potential product liability claims and our ability to obtain adequate insurance;
•	our ability to expand, protect and enforce our intellectual property rights;
•	our ability to obtain and maintain orphan drug exclusivity for Keveyis or our product candidates;
•	the impact of government laws and regulations in the United States and foreign countries;

Actual results could differ materially from the plans, intentions and expectations disclosed in the forward‑looking statements we make. As a result, any or all of our forward‑looking statements in this Current Report on Form 6-K may turn out to be inaccurate. We have included important factors in the cautionary statements included in this Current Report on Form 6-K, particularly in the section of this Current Report on Form 6-K titled “Update to Risk Factors,” that we believe could cause actual results or events to differ materially from the forward‑looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward‑looking statements, and you should not place undue reliance on our forward‑looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements we may make. Our forward‑looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. Any forward-looking statement made by us in this report is based only on information currently available to us and speaks only as of the date of this report. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made by us, from time to time, whether as a result of new information, future developments or otherwise.

Business

We are a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs.

Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration (“FDA”) for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis (“PPP”). Keveyis has orphan drug exclusivity status in the United States through August 7, 2022.  Since acquiring the U.S. marketing rights for Keveyis in December 2016, we have hired key management personnel responsible for the build out of sales, marketing, market access and patient service capabilities. We have also hired 12 highly-experienced, rare disease field force personnel. We believe, based on our market research, that there are approximately 4,000 to 5,000 patients in the United States diagnosed with PPP.    In April 2017, we launched and recorded our initial sales of Keveyis.

In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev™ and veldoreotide. Recorlev (levoketoconazole) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide is a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan drug designation from the FDA and the European Medicines Agency (“EMA”).

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market Keveyis and our other products and product candidates, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the potential acquisition of other products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

Recent Developments

On July 14, 2017, we entered into a $50 million senior credit facility with CRG LP (“CRG”), a healthcare-focused investment firm, to retire our prior credit facility with Oxford Finance LLC and Horizon Technology Finance Corporation and provide additional capital to us. We initially borrowed $40 million under the term loan agreement and have the option to borrow an additional $10 million based upon the achievement of a certain revenue milestone on or prior to June 30, 2018. Concurrent with the initial borrowing, CRG purchased $3 million of our ordinary shares at a price of $6.98 per share. We intend to use the equity proceeds and the remainder of the initial loan proceeds (after deducting loan origination costs and other fees and expenses incurred in connection with the incurrence of the loan), plus any additional amounts that may be borrowed in the future, for general corporate purposes and working capital.

The term loan agreement has a six-year term with three years of interest-only payments. The interest-only period may be extended to six years based upon the achievement of certain milestones during the first three years of the loan term. As a condition to the new credit facility, we issued warrants with a seven-year term to CRG to purchase 394,289 of our ordinary shares at an exercise price of $7.37 per share.

Update to Risk Factors

We have a limited operating history on which to assess our business, have incurred significant losses over the last several years, and anticipate that we will continue to incur losses until achieving sufficient revenues from Keveyis and one or more of our product candidates.

Until we acquired the U.S. marketing rights to Keveyis®, in December 2016, we were a development-stage biopharmaceutical company. We have a limited operating history and have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial, obtain regulatory approval, or manufacture and commercialize a product candidate.  Other than our limited commercial experience with Keveyis, we have no meaningful prior commercial operations upon which to evaluate our business and predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, in-licensing or acquiring our product candidates, identifying potential product candidates, undertaking preclinical studies and clinical trials of our product candidates, and launching Keveyis in April 2017.  During the first half of 2017, we established our initial sales force and marketing and distribution capabilities, and we plan to continue expand this commercial infrastructure. To achieve commercial success of Keveyis and any product candidates that are approved, we will have to expand our sales, marketing and supply capabilities or outsource these activities to a third party.

Since inception, we have incurred significant operating losses. Our net loss was $59.7 million for the six months ended June 30, 2017. As of June 30, 2017, we had an accumulated deficit of $189.1 million. We have devoted substantially all of our financial resources to identifying, in-licensing, acquiring and developing our product candidates, including conducting clinical trials, commercializing Keveyis (since December 2016), and providing general and administrative support for these operations.

To date, we have financed our operations primarily through private placements of equity securities, the proceeds from our initial public offering of ordinary shares in the United States in October 2015, and debt financings. The amount of our future net losses will depend, in part, on whether we successfully commercialize Keveyis and the rate of our future expenditures as well as our ability to obtain funding through strategic collaborations or grants. To become and remain profitable, we must successfully commercialize Keveyis and develop and eventually commercialize one or more of our product candidates with significant market potential.

We have never been, and may never be, profitable.

We have only one product, Keveyis®, approved for commercialization, and two product candidates in development. We will not generate significant revenue from product sales unless we launch Keveyis successfully or until we successfully complete the development of, obtain regulatory approval for and commercialize one or more of our product candidates. Our ability to generate significant future revenue from product sales and become profitable depends heavily on our success in many areas, including, but not limited to:

•

integrating Keveyis and any other products or product candidates that we in-license or acquire, as well as completing research, formulation and process development, and preclinical or clinical development, as applicable, of those product candidates, including successfully completing clinical trials of those product candidates;

•	obtaining regulatory approval of our product candidates;
•

maintaining supply and manufacturing relationships with third parties that can conduct the manufacturing process development and provide adequate, in amount and quality, products to support clinical development and the market demand for Keveyis® and any other product candidates, if approved;

•

obtaining market acceptance of Keveyis and our product candidates, if approved, as viable treatment options, and persuading adequate numbers of physicians to prescribe Keveyis and other product candidates, if approved;

•	addressing any competing technological and market developments;
•	identifying, assessing, in‑licensing, acquiring and/or developing new product candidates;
•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know‑how; and
•	attracting, hiring and retaining adequate numbers of qualified sales and marketing personnel.

We are currently advancing two product candidates through clinical development, Recorlev (levoketoconazole and formerly called COR-003) and veldoreotide (formerly called COR-005). Development of product candidates is expensive, and we expect our research and development expenses to increase in connection with our ongoing activities, particularly as we continue our ongoing trials and initiate new nonclinical studies and clinical trials of Recorlev,  veldoreotide and any other product candidates we may seek to develop.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we receive regulatory approval and have a product candidate, other than Keveyis, approved for commercialization. Our future revenue from Keveyis and from any other product candidates approved for commercialization will depend upon the size of the markets in which our product candidates are marketed, or in which they may receive approval, and our ability to achieve market acceptance and adequate market share for our product candidates in those markets.

Given the numerous risks and uncertainties associated with pharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. We expect to continue to incur significant expenses and operating losses until we successfully commercialize Keveyis and one or more of our product candidates. We anticipate that our expenses will increase substantially if and as we:

•	establish a sales, marketing and distribution infrastructure to commercialize Keveyis and any other products for which we may obtain regulatory approval;
•

continue research and nonclinical and clinical development of our product candidates, including advancing our programs from preclinical development into clinical trials and increasing the number and size of our current clinical trials and preclinical studies;

•	make up‑front, milestone or other payments under any asset acquisition, supply, or license arrangements;
•	seek to identify, assess, in‑license, acquire and develop additional product candidates;
•	change or add manufacturers or suppliers;
•	seek regulatory approvals for our product candidates that successfully complete clinical trials;
•	seek to maintain, protect and expand our intellectual property portfolio;
•	seek to attract and retain skilled personnel;
•	create additional infrastructure to support our operations as a U.S. listed company and our product development and planned future commercialization efforts; and
•

experience any delays or encounter issues with any of the above, including, but not limited to, failed preclinical studies or clinical trials, complex results, safety issues or other regulatory challenges that may require either longer follow‑up of existing preclinical studies or clinical trials or limitation of additional preclinical studies or clinical trials in order to pursue regulatory approval.

Further, the net losses we incur may fluctuate significantly from quarter‑to‑quarter and year‑to‑year, such that a period‑to‑period comparison of our results of operations may not be a good indication of our future performance. Moreover, if we incur substantial losses, we could be liquidated, and the value of our shares might be significantly reduced or the shares might be of no value.

We have incurred, and anticipate we will continue to incur, significant costs associated with commercializing Keveyis, as well as any other product candidates that are approved. Further, our revenue will be dependent, in part, upon the size of the markets in the territories for which we have received regulatory approval, the accepted price for the product, the ability to obtain coverage and adequate reimbursement, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of our product candidates. If we are not able to generate sufficient revenue from the sale of any approved products, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to successfully execute any of the foregoing would decrease the value of our company and could impair our ability to raise capital, expand our business or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

The terms of our credit facility place restrictions on our operating and financial flexibility.

The Loan Agreement with CRG includes affirmative and negative covenants applicable to us and any subsidiaries we create in the future. The affirmative covenants include, among others, covenants requiring us to maintain our legal existence and governmental approvals necessary for us and our subsidiaries to perform our respective businesses and obligations under the Loan Agreement, deliver certain financial reports to the Lenders, maintain insurance coverage, and comply with certain financial covenants. The negative covenants include, among others, restrictions on our transferring collateral, changing our business, engaging in mergers or acquisitions, incurring additional indebtedness, paying dividends or making other distributions, making investments, creating liens, or entering into transactions with affiliates, in each case subject to certain exceptions.

The Loan Agreement also includes events of default, the occurrence and continuation of which could cause interest to be charged at the rate that is otherwise applicable plus 4.0% and would provide the lenders holding more than 50% of the aggregate commitments under the credit facilities, and CRG, as collateral agent, with the right to exercise remedies against us and the collateral securing the credit facility, including foreclosure against our assets securing the credit facilities, including our cash. These events of default include, among others, our failure to pay any amounts due under the Loan Agreement, a breach of covenants under the Loan Agreement, a material adverse change, our insolvency, the occurrence of a default under any material agreement with a third party, and/or one or more judgments are rendered against us or our subsidiaries in an amount greater than $250,000 individually or in the aggregate.

Our ability to make scheduled payments on or to refinance our indebtedness depends on our future performance and ability to raise additional sources of cash, which is subject to economic, financial, competitive and other factors beyond our control. If we are unable to generate sufficient cash to service our debt, we may be required to adopt one or more alternatives, such as selling assets, restructuring our debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. If we desire to refinance our indebtedness, our ability to do so will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We will cease to qualify as a foreign private issuer in 2018, which will require us to comply with the Exchange Act’s domestic reporting regime and NASDAQ’s requirements for domestic issuers and may cause us to incur increased legal, accounting and other expenses.

We are a foreign private issuer and have not been required to comply with the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. As of the end of our second fiscal quarter in 2017, however, we have determined that we will no longer satisfy the eligibility requirements of a foreign private issuer, and will lose our status as a foreign private issuer beginning in 2018. As a result, in 2018 we will be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and will no longer be eligible for certain exemptions from NASDAQ’s corporate governance requirements.  The Exchange Act’s disclosure and reporting requirements for domestic issuers are generally more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices to comply with SEC and stock exchange rules.  The costs for us to comply with these regulatory requirements may be significantly higher than the costs we have generally incurred as a foreign private issuer.  Further, we may become subject to procedural requirements, including NASDAQ rules requiring shareholder approval for certain types of equity offerings, that may impede our ability to conduct certain types of financings or otherwise delay our ability to take corporate actions. We also expect that complying with the rules and regulations applicable to a domestic issuer may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

STRONGBRIDGE BIOPHARMA plc

Consolidated Balance Sheets

(In thousands, except share and per share data)

(unaudited)

	June 30,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$33,864	$66,837
Accounts receivable	616	—
Inventory	1,403	—
Prepaid expenses and other current assets	1,863	764
Total current assets	37,746	67,601
Property and equipment, net	20	25
Deferred tax asset	—	1,599
Intangible assets, net	58,389	60,900
Goodwill	7,256	7,256
Other assets	301	150
Total assets	$103,712	$137,531
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,200	$1,089
Accrued liabilities	6,958	14,868
Total current liabilities	8,158	15,957
Long-term debt	18,566	18,434
Warrant liability	41,237	11,090
Supply agreement liability, noncurrent	25,921	25,078
Total liabilities	93,882	70,559
Commitments and contingencies (Note 8)
Stockholders’ equity:
Deferred shares, $1.098 par value, 40,000 shares authorized, issued and outstanding at June 30, 2017 and December 31, 2016	44	44
Ordinary shares, $0.01 par value, 600,000,000 shares authorized at June 30, 2017 and December 31, 2016; 35,335,026 shares issued and outstanding at June 30, 2017 and December 31, 2016	353	353
Additional paid-in capital	198,508	195,975
Accumulated deficit	(189,075)	(129,400)
Total stockholders’ equity	9,830	66,972
Total liabilities and stockholders’ equity	$103,712	$137,531

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2017	2016	2017	2016
Revenues:
Net product sales	$1,529	$—	$1,529	$—
Total revenues	1,529	—	1,529	—

Cost and expenses:
Cost of sales (excluding amortization of intangible asset)	$377	$—	$377	$—
Research and development	4,128	4,572	7,609	11,366
Selling, general and administrative	10,142	4,014	17,584	8,143
Amortization of intangible asset	1,255	—	2,511	—
Impairment of intangible asset	—	5,228	—	5,228
Total cost and expenses	15,902	13,814	28,081	24,737
Operating loss	(14,373)	(13,814)	(26,552)	(24,737)
Other income (expense), net:
Unrealized loss on fair value of warrants	(15,219)	—	(30,147)	—
Interest expense	(737)	—	(1,474)	—
Foreign exchange (loss) gain	(14)	3	(25)	(44)
Other income (expense), net	60	44	25	(1,246)
Total other income (expense), net	(15,910)	47	(31,621)	(1,290)
Loss before income taxes	(30,283)	(13,767)	(58,173)	(26,027)
Income tax (expense) benefit	92	871	(1,502)	926
Net loss	(30,191)	(12,896)	(59,675)	(25,101)
Net loss attributable to non-controlling interest	—	55	—	105
Net loss attributable to Strongbridge Biopharma	$(30,191)	$(12,841)	$(59,675)	$(24,996)

Net loss attributable to ordinary shareholders:
Basic and diluted	$(30,191)	$(12,841)	$(59,675)	$(24,996)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	$(0.86)	$(0.61)	$(1.69)	$(1.18)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic and diluted	35,335,026	21,205,382	35,335,026	21,205,382

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statement of Shareholders’ Equity

(In thousands except share amounts)

(unaudited)

					Additional		Total
	Ordinary Shares		Deferred Shares		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2016	35,335,026	$353	40,000	$44	$195,975	$(129,400)	$66,972
Net loss	—	—	—	—	—	(59,675)	(59,675)
Stock-based compensation	—	—	—	—	2,533	—	2,533
Balance—June 30, 2017	35,335,026	$353	40,000	$44	$198,508	$(189,075)	$9,830

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Cash Flow

(In thousands)

(unaudited)

	Six Months Ended
	June 30,
	2017	2016
Cash flows from operating activities:
Net loss	$(59,675)	$(25,101)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	30,147	—
Stock-based compensation	2,533	2,418
Amortization of intangible asset	2,511	—
Amortization of debt discounts and debt issuance costs	282	—
Deferred income tax expense (benefit)	1,599	(926)
Depreciation	5	5
Impairment of intangible asset	—	5,228
Impairment/loss on investment in Antisense Therapeutics	—	550
Changes in operating assets and liabilities:
Accounts receivable	(616)	—
Inventory	(1,403)	—
Prepaid expenses and other current assets	(1,099)	(95)
Other assets	(151)	825
Accounts payable	111	(827)
Accrued liabilities and other liabilities	433	184
Net cash used in operating activities	(25,323)	(17,739)
Cash flows from investing activities:
Payments for acquisition	(7,500)	—
Net cash used in investing activities	(7,500)	—
Cash flows from financing activities:
Payment for amendment of long-term debt	(150)	—
Net cash used in financing activities	(150)	—
Net decrease in cash and cash equivalents	(32,973)	(17,739)
Cash and cash equivalents—beginning of period	66,837	51,623
Cash and cash equivalents—end of period	$33,864	$33,884
Supplemental disclosures of cash flow information
Cash paid during the year for:
Income taxes other, net of refunds	$255	$—
Interest	$762	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Notes to Unaudited Consolidated Financial Statements

1. Organization

Strongbridge Biopharma plc is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration ("FDA") for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis. Keveyis has orphan drug exclusivity status in the United States through August 7, 2022. In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev™ and veldoreotide. Recorlev (levoketoconazole) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide is a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan designation from the FDA and the European Medicines Agency ("EMA").

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market Keveyis and our other products and product candidates, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the potential acquisition of other products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

Liquidity

As of June 30, 2017, we held cash and cash equivalents of $33.9 million. On July 14, 2017, we entered into a $50 million senior credit facility to retire our prior credit facility and provide us with additional capital. We initially borrowed $40 million under the term loan agreement and have the option to borrow an additional $10 million based upon the achievement of a certain revenue milestone on or prior to June 30, 2018. Concurrent with the initial borrowing, CRG purchased $3 million of our ordinary shares at a price of $6.98 per share. We intend to use the equity proceeds and the remainder of the initial loan proceeds (after deducting loan origination costs and other fees and expenses incurred in connection with the incurrence of the loan), plus any additional amounts that may be borrowed in the future, for general corporate purposes and working capital.

We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. We believe the combination of our existing cash resources as of June 30, 2017 and the net proceeds from our July 14, 2017 debt and equity financing provides us with sufficient resources under our current operating plan, which includes the potential regulatory approval and launch of Recorlev, to achieve consistent positive cash flows from operating activities. We expect our funding requirements for operating activities to increase in 2017 and possibly beyond due to expenses associated with the commercialization of Keveyis, the execution of the Recorlev SONICS and LOGICS Phase 3 clinical trials, and our selling, general and administrative expenses. Our funding requirements will also increase to the extent we pursue potential in-licenses, acquisitions or similar transactions as part of our strategy. These expenses may be offset only in part by sales of Keveyis. To the extent our sales of Keveyis are less than we anticipate, or our expenses are higher than we anticipate, we may be required to fund our operations and capital needs through equity or debt financings. There can be no assurances, however, that additional funding will be available on terms acceptable to us.

Our loan and security agreement contains financial and non-financial covenants including minimum amounts of net revenue in 2017 and beyond. Failure to comply with the covenants could result in the lenders declaring the loan immediately due and payable. Our liquidity requirements are predicated on maintaining compliance with the debt covenants and repaying outstanding borrowings in accordance with the loan agreement.

2. Summary of significant accounting policies and basis of presentation

Basis of presentation

These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). The unaudited consolidated financial statements reflect all adjustments, which include only normal recurring adjustments that are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented.

The preparation of the unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the consolidated financial statements.  Actual results could differ from those estimates.

These unaudited consolidated financial statements should be read in conjunction with the accounting policies and notes to the audited consolidated financial statements included in Strongbridge Biopharma’s 2016 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2017.  Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

Revenue recognition

Prior to the April 2017 launch of Keveyis, we have not previously generated any revenue. Therefore, we adopted Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, effective April 1, 2017.  Topic 606 applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments.  Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.  To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We apply the five-step model to contracts only when it is probable that we will collect the consideration we are entitled to receive in exchange for the goods or services we transfer to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we assess the goods or services promised within each contract and determine those that are performance obligations, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. For a complete discussion of accounting for net product revenue, see Note 3, "Revenue Recognition".

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Our inventory consists of only finished goods.

Foreign currency translation

The consolidated financial statements are reported in United States dollars, which is our functional currency, including each of our consolidated subsidiaries. Transactions in foreign currencies are remeasured into our functional currency at the rate of exchange prevailing at the date of the transaction. Any monetary assets and liabilities arising from these transactions are remeasured into our functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign exchange gain (loss) in our consolidated statements of operations.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. We must apply significant judgment in this process. Actual results could materially differ from those estimates.

Net loss per share

Basic net loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares of ordinary shares outstanding during the period. Diluted net loss per share is calculated by dividing the net loss attributable to shareholders by the weighted‑average number of shares of ordinary shares outstanding for the period, including any dilutive effect from outstanding stock options or other equity-based awards. Shares used in the diluted net loss per share calculations exclude anti‑dilutive ordinary shares equivalents, which currently consist of outstanding stock options, unvested restricted stock units and warrants.

The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding as of June 30, 2017 and 2016, as they would be anti-dilutive:

	Six Months Ended
	June 30,
	2017	2016
Warrants	7,428,571	—
Stock options issued and outstanding	6,139,647	3,293,341
Unvested restricted stock units	222,000	170,000

Recent accounting pronouncements

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, Intangibles - Goodwill and Other:  Simplifying the Accounting for Goodwill Impairment. ASU 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard, which will be effective for the us beginning in the first quarter of fiscal year 2021, is required to be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact this standard will have on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows in order to reduce diversity in practice. The guidance is effective for us beginning in the first quarter of fiscal year 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Improvements to Employee Share-Based Payment Accounting,  which affects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. We have adopted the standard effective January 1, 2017 and have elected to account for forfeitures as they occur as opposed to estimating forfeitures. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that discusses how an entity should account for lease assets and lease liabilities. The guidance specifies that an entity who is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. The guidance is effective for the us beginning in the first quarter of fiscal year 2019. Early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities,  that modifies certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The accounting standard update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted.  We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU No. 2015-11 applies only to inventory for which cost is determined by methods other than last in, first-out and the retail inventory method, which includes inventory that is measured using first-in, first-out or average cost. Inventory within the scope of this standard is required to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We adopted this standard on April 1, 2017. The adoption of this standard had no impact on the Company’s consolidated financial statements, there was no accounting impact to previously issued financial statements based on our adoption.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. We adopted this new standard on April 1, 2017 in conjunction with the launch of Keveyis. As we did not record revenue prior to the quarter ending June 30, 2017, there was no accounting impact to previously issued financial statements based on our adoption of ASC Topic 606.

3. Revenue recognition

Product Revenue, Net

We sell Keveyis to one specialty pharmacy provider, (the “Customer”), who is the exclusive distributor of the Product in the United States.  The Customer subsequently resells the Product to patients, which are covered by payors that may provide for government-mandated or privately negotiated rebates with respect to the purchase of the Product.

Revenues from sales of Keveyis are recognized when we satisfy a performance obligation by transferring control of Keveyis to the Customer. Transfer of control occurs upon receipt of Keveyis by the Customer.  We expense incremental costs related to the set-up of the contract with the Customer when incurred as these costs did not meet the criteria for capitalization.

Reserves for Variable Consideration

Revenues from product sales are recorded at the net sales price (transaction price), which includes estimates of variable consideration for which reserves are established and which result from rebates, co-pay assistance and other allowances that are offered between us and the patients’ payors.  There is no variable consideration reserve for returns as we do not accept returns of the Product.  These reserves are based on the amounts earned or to be claimed on the related sales and are classified as reductions of accounts receivable (if the amount is payable to the Customer) or a current liability (if the amount is payable to a party other than the Customer). Where appropriate, these estimates may take into consideration a range of possible outcomes that are probability-weighted for relevant factors such as our historical experience, current contractual and statutory requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. Overall, these reserves reflect our best estimates of the amount of consideration to which we are entitled based on the terms of the contract. The amount of variable consideration that is included in the transaction price may be constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from our estimates. We will reassess our estimates on an ongoing basis. If actual results in the future vary from our estimates, we will adjust our estimates. Any such adjustments would affect net product revenue and earnings in the period such variances become known.

Trade Discount: We provide our Customer with a discount that is explicitly stated in our contract and is recorded as a reduction of revenue in the period the related product revenue is recognized. In addition, we receive sales order management, data and distribution services from our Customer. To the extent, the services received are distinct from our sale of products to the Customer, these payments are classified in selling, general and administrative expenses in our consolidated statement of operations and comprehensive loss.

Funded Co-pay Assistance Program: We contract with a third-party to manage the co-pay assistance program intended to provide financial assistance to qualified insured patients. The calculation of the accrual for co-pay assistance is based on an estimate of claims and the cost per claim that we expect to receive associated with Product that has been recognized as revenue, but remains in the distribution channel inventories at the end of each reporting period. These payments are consideration payable to the customer and the related reserve is recorded in the same period the related revenue is recognized, resulting in a reduction of product revenue and the establishment of a current liability which is included in accrued expenses on the consolidated balance sheet.

Government Rebates: We are subject to discount obligations under state Medicaid programs and Medicare. We estimate our Medicaid and Medicare rebates based upon a range of possible outcomes that are probability-weighted for the estimated patient mix. These reserves are recorded in the same period the related revenue is recognized, resulting in a reduction of product revenue and the establishment of a current liability which is included in accrued expenses on the consolidated balance sheet. For Medicaid, accruals are based on estimates of future Medicaid beneficiary utilization applied to the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. Effective January 1, 2011, manufacturers of pharmaceutical products are responsible for 50% of the patient’s cost of branded prescription drugs related to the Medicare Part D Coverage Gap. In order to estimate the cost to us of this Medicare coverage gap responsibility, we estimate the number of patients in the prescription drug coverage gap for whom we will owe an additional liability under the Medicare Part D program. Our liability for these rebates consists of estimates of claims for the current quarter and estimated future claims that will be made for the Product that has been recognized as revenue, but remains in the distribution channel inventories at the end of each reporting period.

Temporary Supply and Patient Assistance Programs: We provide free Product to uninsured patients who satisfy pre-established criteria for either the Temporary Supply Program or the Patient Assistance Program.  Patients who meet the Temporary Supply Program eligibility criteria may receive a temporary supply of free Product for no more than sixty days while we are determining the patient’s third-party insurance, prescription drug benefit or other third-party coverage for the Product.  The Patient Assistance Program provides free Product for up to twelve months to patients that satisfy pre-established criteria for financial need.  We do not recognize any revenue related to these free products and the associated costs are classified in selling, general and administrative expenses in our consolidated statements of operations and comprehensive loss.

To date, our only source of product revenue has been from the U.S. sales of the Product, which we began shipping to the Customer in April 2017.  The following table summarizes activity in each of the product revenue allowance and reserve categories for the six months ended June 30, 2017 (in thousands):

		Co-pay
	Trade	assistance	Government
	discount	program	rebates	Total
Balance at December 31, 2016	$—	$—	$—	$—
Provision related to current period sales	72	42	159	273
Adjustment related to prior period sales	—	—	—	—
Credit or payments made during the period	(72)	(35)	—	(107)
Balance at June 30, 2017	$—	$7	$159	$166

4. Fair value measurement

We follow FASB accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. Because of their short term nature, the amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value.

The guidance requires fair value measurements to maximize the use of “observable inputs.” The three-level hierarchy of inputs to measure fair value are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Because of their short term nature, the amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value.

Level 2: Significant observable inputs other than Level 1 prices such as quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). The fair values of the outstanding warrants were measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liabilities were the volatility rate and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

The following table presents our assets and liabilities that are measured at fair value on a recurring basis for the periods presented (in thousands):

	As of June 30, 2017
	Level I	Level II	Level III	Total
Cash equivalents	33,579	—	—	33,579
Total assets	$33,579	$—	$—	$33,579
Warrant liabilities	—	—	41,237	41,237
Total liabilities	$—	$—	$41,237	$41,237

	As of December 31, 2016
	Level I	Level II	Level III	Total
Warrant liabilities	—	—	11,090	11,090
Total liabilities	$—	$—	$11,090	$11,090

5. Intangible assets and goodwill

The gross carrying amount of in‑process research and development, acquired developed product rights and goodwill is as follows (in thousands):

	As of June 30, 2017
	Beginning of Period	Additions	Amortization	End of Period
IPR&D	$20,723	$—	$—	$20,723
Acquired product rights	40,177	—	(2,511)	37,666
Goodwill	7,256	—	—	7,256
Total	$68,156	$—	$(2,511)	$65,645

	As of December 31, 2016
	Beginning of Period	Additions	Impairment	End of Period
IPR&D	$36,551	$—	$(15,828)	$20,723
Acquired product rights	—	40,177	—	40,177
Goodwill	7,256	—	—	7,256
Total	$43,807	$40,177	$(15,828)	$68,156

Our finite lived intangible asset consists of acquired developed product rights obtained from the asset acquisition of Keveyis® (dichlorphenamide) from a subsidiary of Taro Pharmaceutical Industries Ltd. (“Taro”).  Keveyis is approved in the United States to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has received orphan drug exclusivity status in the United States through August 7, 2022. In connection with the Asset Purchase Agreement and Supply Agreement we entered into with Taro, we have paid Taro an upfront payment in two installments of $1 million in December 2016 and $7.5 million in March 2017.  We concluded that the supply price payable by us exceeds fair value and, therefore, used a discounted cash flow method with a probability assumption to value the payments in excess of fair value at $29.3 million, for which we have recorded an intangible asset and corresponding liability. This liability will be reduced as we purchase inventory over the term of the Supply Agreement.  In addition, we incurred transaction costs of $2.4 million, which were recorded in our Statement of Operations during the year ended December

31, 2016. The overall recording of the transaction resulted in the recording of an intangible asset of $40.2 million. This asset is being amortized over an eight-year period using the straight-line method.

We recorded amortization expense of $2.5 million and $0 for the six months ended June 30, 2017 and 2016, respectively.

6. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	June 30,	December 31,
	2017	2016
Consulting and professional fees	$2,573	$1,110
Accrued payable due Taro Pharmaceuticals Industries Ltd.	—	7,500
Accrued interest	430	—
Supply agreement - current portion	2,574	4,207
Employee compensation	1,351	1,554
Other	30	497
Total accrued liabilities	$6,958	$14,868

7. Long-Term debt

On December 28, 2016, we entered into a loan and security agreement (the “Loan Agreement”) with Oxford Finance LLC (“Oxford”) and Horizon Technology Finance Corporation (“Horizon”) (collectively, the “Lenders”). The Loan Agreement provided for a $40 million credit facility, of which $20 million was borrowed initially. Under the Loan Agreement, we have access to two additional tranches of $10 million each, which would be available to us, subject to the achievement of certain specified milestones.

The borrowings pursuant to the Loan Agreement mature after 48 months. The Loan Agreement provides for interest-only payments initially for the first 18 months of the loan followed by an amortization period of 30 months, a final payment fee equal to 8% of the amount borrowed, and interest payable at an annual rate equal to the sum of 8.22% plus the greater of 0.53% or the 30-day US LIBOR rate. The credit facility provides that if we satisfy certain milestones and borrows the final $10 million tranche, the interest-only period would be extended by an additional six months and the amortization period would be 24 months. We have granted a security interest in substantially all of its existing assets and assets acquired by us in the future, including intellectual property. The Loan Agreement contains facility and prepayment fees, and customary affirmative and negative covenants, including a financial covenant regarding minimum amounts of net revenue and events of default and restricts the payment of cash dividends.  The Loan Agreement contains a material adverse change clause whereby a material adverse change in our business, operations or financial condition would be considered an event of default whereby the lenders could declare all amounts under the Loan Agreement as immediately due and payable. We incurred $1.3 million in debt discounts and $0.3 million of debt issuance costs relating to this Loan Agreement, each of which have been recorded as a reduction to the long-term debt. These amounts will be amortized over the outstanding period of the debt to interest expense using the effective interest rate method.

In connection with the execution of the Loan Agreement, we issued warrants to the Lenders to purchase an aggregate of 428,571 ordinary shares at an exercise price equal to $2.45 per share. The warrants were immediately exercisable and expire after ten years. We accounted for these warrants as equity, and the fair value was recorded into additional paid-in capital.

On March 31, 2017, we entered into an amendment to the Loan Agreement that was made effective as of January 27, 2017 and provided for an extension to the dates by which our Swedish subsidiary was required to enter into security documents granting security interests on certain of its assets in favor of Oxford, as collateral agent for the Lender, and to increase the amount of debt we can incur under, and the amount of cash collateral it can provide for purposes of, our corporate credit card program from $100,000 to $250,000.  In connection with the amendment, we paid

$150,000 to the Lenders. The $150,000 was recorded as additional debt discount cost and will be amortized as an adjustment of interest expense over the remaining term of the Loan.

Future principal payments due under the Loan Agreement are as follows (in thousands):

Principal
Payments

2017	$—
2018	4,000
2019	8,000
2020	8,000
Total future payments	$20,000

On June 22, 2017, we notified the Lenders of our intentions to prepay our current Loan Agreement. Effective July 14, 2017 we retired the Loan Agreement and incurred a prepayment fee of $0.8 million and final payment interest charge of $1.6 million.

8. Commitments and contingencies

(a)  Lease obligations

In March 2015, we entered into a 52‑month building sublease agreement for 14,743 square feet of office space in Trevose, Pennsylvania. The lease has annual rent escalations and is recognized on a straight‑line basis over the term of the lease.

As of June 30, 2017, future minimum commitments under facility operating leases were as follows (in thousands):

Operating
leases

2017	$159
2018	319
2019	184
Total minimum lease payments	$662

Rent expense recognized under our operating lease, including additional rent charges for utilities, parking, maintenance and real estate taxes, was approximately $152,000 and $138,000 for the six months ended June 30, 2017 and 2016, respectively.

(b) Commitments to Taro Pharmaceuticals Industries Ltd.

In December 2016, we acquired the United States marketing rights to Keveyis® (dichlorphenamide) from a subsidiary of Taro.  Keveyis is approved in the United States to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has received orphan drug exclusivity status in the United States through August 7, 2022.  Under the terms of an asset purchase agreement, we paid Taro an upfront payment in two installments of $1 million in December 2016 and $7.5 million in March 2017, and will pay an aggregate of $7.5 million in potential milestones upon the achievement of certain product sales targets. Taro has agreed to continue to manufacture Keveyis for us under an exclusive supply agreement through the orphan exclusivity period. We are obligated to purchase certain annual minimum amounts of product totaling approximately $29 million over a six-year period. The supply agreement may extend beyond the orphan exclusivity period unless terminated by either party pursuant to the terms of the agreement. If terminated by Taro at the conclusion of the orphan exclusivity period, we have the right to manufacture the product on our own or have the product manufactured by a third party on our behalf.

9. Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts and tax bases of assets and liabilities and operating loss carryforwards and other attributes using enacted rates expected to be in effect when those differences reverse. Valuation allowances are provided against deferred tax assets that are not more likely than not to be realized.

We assess our ability to realize deferred tax assets. Changes in future earnings projections, among other factors, may cause us to adjust our valuation allowance on deferred tax assets. Any such adjustments would impact our income tax expense in the period in which it is determined that these factors have changed.

For the six months ended June 30, 2017, we recorded a full valuation allowance against our deferred tax asset, resulting in income tax expense of $1.5 million.

10. Stock‑based compensation

Our board of directors has adopted, the 2017 Inducement Plan (the “Inducement Plan”). The Inducement Plan provides for the grant of equity-based awards to new employees. The purpose of the Inducement Plan is to attract valued employees by offering them a greater stake in our success and a closer identity with us, and to encourage ownership of our ordinary shares by such employees. The Inducement Plan is effective as of February 23, 2017. As of June 30, 2017, 89,850 shares are available for issuance pursuant to the Inducement Plan.

Our board of directors has adopted, and our shareholders have approved, the 2015 Equity Compensation Plan (the “2015 Plan”). The 2015 Plan provides for the grant of incentive stock options to our employees and any parent or subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock awards, and restricted stock units to our employees, directors and consultants and our parent or subsidiary corporations’ employees and consultants. The 2015 Plan is effective as of September 3, 2015.  As of June 30, 2017, 428,814 shares are available for issuance pursuant to the 2015 Plan.

Our board of directors has adopted, and our shareholders have approved, the Non‑Employee Director Equity Compensation Plan (the “Non‑Employee Director Plan”). The Non‑Employee Director Plan provides for the grant of nonstatutory stock options, stock awards, and restricted stock units to our non‑employee directors. The Non‑Employee Director Plan is effective as of September 3, 2015.  As of June 30, 2017, 792 shares are available for issuance pursuant to the Non‑Employee Director Plan.

A summary of our outstanding stock options as of June 30, 2017 is as follows:

	Options Outstanding
			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
	Number of	Exercise	Term	Aggregate
	Shares	Price	(Years)	Intrinsic Value
				(in thousands)
Outstanding—January 1, 2017	3,249,784	$11.00	6.89	$—
Granted	2,943,200	$3.44
Forfeited and cancelled	(53,337)	$8.28
Exercised	—	—
Outstanding—June 30, 2017	6,139,647	$7.40	8.02	$14,417
Vested and exercisable—June 30, 2017	1,758,858	$10.63	5.68	$1,924

Included in the stock options outstanding at June 30, 2017 are unvested stock options to purchase 88,908 shares at a weighted average exercise price of $18.80 per share for which the vesting of certain tranches will accelerate if the fair value per share of our stock reaches $31.46. In addition, the options outstanding include 97,652 shares that vest upon a market appreciation event, so long as it occurs prior to May 26, 2019 and 97,652 shares that will vest upon the one year anniversary of the market appreciation event. The market appreciation event, which had not yet occurred as of June 30, 2017, is defined as the last trading day in the period in which our closing stock price on each of 20 consecutive trading days reported on NASDAQ has been at least $30.14 or $33.66 for the respective grantee.

Stock‑based compensation expense

We recognized stock‑based compensation expense for employees and directors for stock options and RSUs in the accompanying unaudited consolidated statements of operations as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Research and development	$281	$(87)	$498	$196
General and administrative	1,082	1,177	2,035	2,222
Total stock-based compensation	$1,363	$1,090	$2,533	$2,418

As of June 30, 2017, the total unrecognized compensation expense related to unvested stock options, net of estimated forfeitures, is $11.3 million, which we expect to recognize over an estimated weighted‑average period of 2.92 years.

In determining the estimated fair value of our service-based awards, we use the Black‑Scholes option‑pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

The fair value of our service-based awards that were granted during the years was estimated with the following assumptions:

	Six Months Ended
	June 30,
	2017	2016
Expected term (in years)	5.95	5.87
Risk-free interest rate	1.78% - 2.26%	1.3% - 1.6%
Expected volatility	78.2% - 81.8%	78.1% - 83.6%
Dividend rate	—%	—%

Restricted Stock Units

On February 26, 2016, our board of directors approved grants of restricted stock units (“RSUs”) to employees.  These RSUs vest two years from the date of issuance, provided that the employee is employed by us on such vesting date. All RSUs will fully vest upon a change of control of our company.  If and when the RSUs vest, we will issue one ordinary share for each whole RSU that has vested, subject to satisfaction of the executive’s tax withholding obligations. The RSUs will cease to be outstanding upon such issuance of ordinary shares.  We recorded expense, which is included in the stock-based compensation table above, of $98,000 and $78,000 for the three months ended June 30, 2017 and 2016, respectively, and $185,000 and $112,000 for the six months ended June 30, 2017 and 2016, respectively. As of June 30, 2017, the total unrecognized compensation expense related to unvested RSUs is $0.4 million, which we expect to recognize over an estimated weighted‑average period of 1.2 years.

A summary of our unvested RSUs as of June 30, 2017 is as follows:

Number of
Shares
Unvested—January 1, 2017	184,000
Granted	40,000
Forfeited	(2,000)
Vested	—
Unvested—June 30, 2017	222,000

11. Subsequent Events

On July 14, 2017, we entered into a $50 million senior credit facility with CRG LP (“CRG”), a healthcare-focused investment firm, to retire our existing debt facility and provide additional capital to us. We initially borrowed $40 million under the term loan agreement and have the option to borrow an additional $10 million based upon the achievement of a certain revenue milestone on or prior to June 30, 2018. Concurrent with this first tranche, CRG purchased $3 million of our ordinary shares at a price of $6.98 per share. The term loan agreement has a six-year term with three years of interest-only payments. The interest-only period may be extended to six years based upon the achievement of certain milestones during the first three years of the loan term. As a condition to the new credit facility, we issued warrants with a seven-year term to CRG to purchase 394,289 ordinary shares at an exercise price of $7.37 per share. In addition, pursuant to terms of the new credit facility, we used a portion of the initial loan proceeds to repay all of the amounts we owed under the Loan Agreement to Oxford and Horizon, and the other lenders named therein. We intend to use the remainder of the initial loan proceeds (after deducting loan origination costs and other fees and expenses incurred in connection with the incurrence of the loan), plus any additional amounts that may be borrowed in the future, for general corporate purposes and working capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the unaudited financial statements for the six months ended June 30, 2017 and the related notes thereto included elsewhere in this Current Report on 6-K. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non‑historical statements in this discussion are forward‑looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward‑looking statements as a result of various factors, including those discussed below and elsewhere in this Current Report on 6-K.

Overview

We are a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs.

Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration (“FDA”) for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis (“PPP”), a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis. Keveyis has orphan drug exclusivity status in the United States through August 7, 2022. We believe, based on our market research, that there are approximately 4,000 to 5,000 patients in the United States diagnosed with PPP.

In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev™ and veldoreotide. Recorlev (levoketoconazole) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide is a next-generation somatostatin analog (“SSA”) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan drug designation from the FDA and the European Medicines Agency (“EMA”).

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market Keveyis and our other products and product candidates, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the potential acquisition of other products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

We have never been profitable and have incurred net losses since our inception in 1996. Our operations to date have been focused on identifying, in‑licensing, acquiring and developing our product candidates, organizing and staffing our company, business planning and raising capital. We have funded our operations primarily through equity offerings. We incurred a net loss attributable to Strongbridge Biopharma plc of $59.7 million and $25.0 million for the six months ended June 30, 2017 and 2016, respectively.  At June 30, 2017, our accumulated deficit was $189.1 million.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Net Revenue

We sell Keveyis to one specialty pharmacy provider, (the “Customer”), who is the exclusive distributor of Keveyis in the United States.  The Customer subsequently resells Keveyis to patients, which are covered by payors that may provide for government-mandated or privately negotiated rebates with respect to the purchase of the Keveyis.

We recognize revenues from sales of Keveyis when we satisfy a performance obligation by transferring control of Keveyis to the Customer. Transfer of control occurs upon receipt of Keveyis by the Customer.  We expense incremental costs related to the set-up of the contract with the Customer when incurred as these costs did not meet the criteria for capitalization.

Cost of Sales

Cost of sales includes third-party acquisition costs, third-party warehousing and product distribution charges.

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred in connection with the development of our product candidates, including:

•	personnel‑related costs, such as salaries, bonuses, benefits, travel and other related expenses, including stock‑based compensation;
•

expenses incurred under our agreements with contract research organizations (“CROs”), clinical sites, contract laboratories, medical institutions and consultants that plan and conduct our preclinical studies and clinical trials, including, in the case of consultants, stock‑based compensation;

•	costs associated with regulatory filings;
•	upfront and milestone payments under in‑license or acquisition agreements with third parties;
•	costs of acquiring preclinical study and clinical trial materials, and costs associated with formulation and process development; and
•	depreciation, maintenance and other facility‑related expenses.

We expense all research and development costs as incurred. Clinical development expenses for our product candidates are a significant component of our current research and development expenses as we progress our product candidates into and through clinical trials. Product candidates in later stage clinical development generally have higher research and development costs than those in earlier stages of development, primarily due to increased size and duration of the clinical trials. We recognize costs for each grant project, preclinical study or clinical trial that we conduct based on our evaluation of the progress to completion, using information and data provided to us by our external research and development vendors and clinical sites.

We expect our research and development expenses to increase in absolute dollars in the future as we continue to in‑license or acquire product candidates and as we advance our existing and any future product candidates into and through clinical trials and pursue regulatory approval of our product candidates. The process of conducting the necessary clinical research to obtain regulatory approval of a product candidate is costly and time consuming. The probability that any of our product candidates receives regulatory approval and eventually is able to generate revenue depends on a variety of factors, including the quality of our product candidates, early clinical data, investment in our clinical program, competition, manufacturing capability and commercial viability. As a result of these uncertainties, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates, if approved. We may never succeed in achieving regulatory approval for any of our product candidates.

We do not allocate personnel‑related research and development costs, including stock‑based compensation or other indirect costs, to specific programs, as they are deployed across multiple projects under development.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include personnel costs, costs for outside professional services and other allocated expenses. Personnel costs consist of salaries, bonuses, benefits, travel and stock‑based compensation. Outside professional services consist of legal, accounting and audit services, commercial evaluation and strategy services, sales, marketing and other consulting services. We expect to incur additional selling, general and administrative costs as a result of our initial and on-going commercial activities in support of our Keveyis product.

Amortization of Intangible Asset

Amortization of intangible asset relates to the amortization of our product rights to Keveyis, which we acquired in December of 2016. This intangible asset is being amortized over an eight-year period using the straight-line method.

Other Income (Expense), Net

Other income (expense), net, consists of unrealized (loss)/gain on the remeasurement of the fair value of warrant liability, interest expense recognized on our long-term debt, interest income generated from our cash and cash equivalents, foreign exchange gains and losses and gains and losses on investments.

Our consolidated financial statements are reported in U.S. dollars, which is also our functional currency. Transactions in foreign currencies are remeasured into our functional currency at the rate of exchange prevailing at the date of the transaction. Any monetary assets and liabilities arising from these transactions are remeasured into our functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign currency gain (loss) in other income (expense) in our consolidated statements of operations.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis operating and financial review of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In addition to our critical accounting policies described in the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 4, 2017, we have adopted our Revenue Recognition policy. See Note 3 – Revenue Recognition.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2017 and 2016

The following table sets forth our results of operations for the three and six months ended June 30, 2017 and 2016.

	Three Months Ended			Six Months Ended
	June 30,		Change	June 30,		Change
	2017	2016		$2017	2016	$
	(in thousands)			(in thousands)
Revenues:
Net product sales	$1,529	$—	$1,529	$1,529	$—	$1,529
Total revenues	1,529	—	1,529	1,529	—	1,529

Cost and operating expenses:
Cost of sales (excluding amortization of intangible asset)	$377	$—	$377	$377	$—	$377
Research and development	4,128	4,572	(444)	7,609	11,366	(3,757)
Selling, general and administrative	10,142	4,014	6,128	17,584	8,143	9,441
Amortization of intangible asset	1,255	—	1,255	2,511	—	2,511
Impairment of intangible asset	—	5,228	(5,228)	—	5,228	(5,228)
Total cost and expenses	15,902	13,814	2,088	28,081	24,737	3,344
Operating loss	(14,373)	(13,814)	(559)	(26,552)	(24,737)	(1,815)
Other income (expense), net	(15,910)	47	(15,957)	(31,621)	(1,290)	(30,331)
Loss before income taxes	(30,283)	(13,767)	(16,516)	(58,173)	(26,027)	(32,146)
Income tax (expense) benefit	92	871	(779)	(1,502)	926	(2,428)
Net loss	(30,191)	(12,896)	(17,295)	(59,675)	(25,101)	(34,574)
Net loss attributable to non‑controlling interest	—	55	(55)	—	105	(105)
Net loss attributable to Strongbridge	$(30,191)	$(12,841)	$(17,350)	$(59,675)	$(24,996)	$(34,679)

Net Revenue and Cost of Sales.

Net revenue of $1.5 million and cost of sales of $0.4 million for the three and six months ended June 30, 2017 resulted from our initial commercial sales of Keveyis following our product launch in April 2017.

Amortization of Intangible Asset

Amortization of intangible asset increased by $1.3 million and $2.5 million for the three and six months ended June 30, 2017 compared to $0 for the three and six months ended June 30, 2016, as we begin amortizing the Keveyis product rights acquired in December, 2016.

Research and Development Expenses

The following table summarizes our research and development expenses during the three and six months ended June 30, 2017 and 2016:

	Three Months Ended			Six Months Ended
	June 30,		Change	June 30,		Change
	2017	2016		$2017	2016	$
	(in thousands)			(in thousands)
Product development and supporting activities	$2,959	$3,925	$(966)	$5,445	$9,375	$(3,930)
Compensation and other personnel costs	888	734	154	1,666	1,795	(129)
Stock-based compensation expense	281	(87)	368	498	196	302
Total research and development expenses	$4,128	$4,572	$(444)	$7,609	$11,366	$(3,757)

Research and development expenses were $4.1 million for the three months ended June 30, 2017, a decrease of $0.4 million compared to the three months ended June 30, 2016. The $1.0 million decrease in expenses for product development and supporting activities was primarily due to a $0.4 million decrease in expenses relating to the ongoing clinical trials for Recorlev, a $0.3 million decrease in development expenses related to programs we discontinued during 2016 (COR-004 and BioPancreate), and a $0.3 million decrease in expenses for veldoreotide development activity. Compensation and other personnel costs increased by $0.2 million for the three months ended June 30, 2017 as compared to the same period in 2016 due to increased headcount in research and development.  Stock-based compensation expense increased by $0.4 million, for the three months ended June 30, 2017 as compared to the same period in 2016 due to the granting of new awards to newly hired employees during the 2017 period.

Research and development expenses were $7.6 million for the six months ended June 30, 2017, a decrease of $3.8 million compared to the six months ended June 30, 2016. The $3.9 million decrease in expenses for product development and supporting activities was primarily due to a $1.5 million decrease in development expenses related to programs we discontinued during 2016 (COR-004 and BioPancreate), a $1.3 million decrease in expenses for veldoreotide development activity, and a $1.1 million decrease in expenses relating to the ongoing clinical trials for Recorlev. Compensation and other personnel costs decreased by $0.1 million for the six months ended June 30, 2017 compared to the same period in 2016.  Stock-based compensation expense increased by $0.3 million, for the six months ended June 30, 2017 as compared to the same period in 2016 due to the granting of new awards to newly hired employees during the 2017 period.

Selling, General and Administrative Expenses

The following table summarizes our selling, general and administrative expenses during the three and six months ended June 30, 2017 and 2016:

	Three Months Ended			Six Months Ended
	June 30,		Change	June 30,		Change
	2017	2016		$2017	2016	$
	(in thousands)			(in thousands)
Outside professional and consulting services	$5,038	$1,561	$3,477	$9,539	$3,237	$6,302
Compensation and other personnel costs	3,925	1,188	2,737	5,827	2,509	3,318
Stock-based compensation expense	1,082	1,177	(95)	2,035	2,222	(187)
Facility costs	97	88	9	183	175	8
Total general and administrative expenses	$10,142	$4,014	$6,128	$17,584	$8,143	$9,441

Selling, general and administrative expenses were $10.1 million for the three months ended June 30, 2017, an increase of $6.1 million compared to the three months ended June 30, 2016. The $3.5 million increase in outside professional and consulting services was primarily due to costs incurred for the launch and subsequent commercialization of Keveyis.  Compensation and related personnel costs increased by $2.7 million during the three months ended June 30, 2017 due to increased headcount of commercial personnel.

Selling, general and administrative expenses were $17.6 million for the six months ended June 30, 2017, an increase of $9.4 million compared to the six months ended June 30, 2016. The $6.3 million increase in outside professional and consulting services was primarily due to costs incurred for the launch and subsequent commercialization of Keveyis.  Compensation and related personnel costs increased by $3.3 million during the six months ended June 30, 2017 due to increased headcount of commercial personnel.

Other Income (Expense), Net

The following table summarizes our other expense, net, during the six months ended June 30, 2017 and 2016:

	Three Months Ended			Six Months Ended
	June 30,		Change	June 30,		Change
	2017	2016		$2017	2016	$
	(in thousands)			(in thousands)
Unrealized loss on fair value of warrants	$(15,219)	$—	$(15,219)	$(30,147)	$—	$(30,147)
Interest expense	(737)	—	(737)	(1,474)	—	(1,474)
Foreign exchange loss	(14)	3	(17)	(25)	(44)	19
Other income (expense), net	60	44	16	25	(1,246)	1,271
Total other income (expense), net	$(15,910)	$47	$(15,957)	$(31,621)	$(1,290)	$(30,331)

Other expense, net, increased by $16.0 million for the three months ended June 30, 2017 as compared to the three months ended June 30, 2016.  The increase was primarily due to a $15.2 million change in the fair value of our warrant liability, primarily resulting from an increase in our stock price, and $0.7 million in interest expense.

Other expense, net, increased by $30.3 million for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016.  The increase was primarily due to a $30.1 million change in the fair value of our warrant liability, mostly resulting from an increase in our stock price, and $1.5 million in interest expense. Other expense, net decreased by $1.3 million, due to a one-time $1.1 million charge incurred in March 2016 relating to the termination of our license agreement with Antisense Therapeutics.

 Income Tax

We recorded income tax expense of $1.5 million for the six months ended June 30, 2017 as a result of recording a valuation allowance against our deferred tax asset, and a benefit of $0.9 million for the six months ended June 30, 2016 due to impairment of intangible assets held by a since-dissolved subsidiary.

Cash Flows

Comparison for the Six Months Ended June 30, 2017 and 2016

	Six Months Ended
	June 30
	2017	2016
	(in thousands)
Net cash used in by:
Operating activities	$(25,323)	$(17,739)
Investing activities	(7,500)	—
Financing activities	(150)	—
Net decrease in cash and cash equivalents	$(32,973)	$(17,739)

Operating Activities

Net cash used in operating activities was $25.3 million for the six months ended June 30, 2017, compared to $17.7 million for the six months ended June 30, 2016.  The increase in net cash used in operating activities resulted primarily from investments during 2017 to support the commercialization of Keveyis.

Investing Activities

The increase in net cash used in investing activities resulted from our scheduled payment of $7.5 million to Taro Pharmaceutical Industries Ltd in connection with our acquisition of the U.S. marketing rights of Keveyis.

Financing Activities

The increase in net cash used in financing activities resulted from a payment of $150,000 to our lenders, in connection with amending our long-term debt arrangement.

Liquidity

As of June 30, 2017, we held cash and cash equivalents of $33.9 million. On July 14, 2017, we entered into a $50 million senior credit facility to retire our prior debt facility and provide us with additional capital. We initially borrowed $40 million under the term loan agreement and have the option to borrow an additional $10 million based upon the achievement of a certain revenue milestone on or prior to June 30, 2018. Concurrent with the initial borrowing, CRG purchased $3 million of our ordinary shares at a price of $6.98 per share. We intend to use the equity proceeds and the remainder of the initial loan proceeds (after deducting loan origination costs and other fees and expenses incurred in connection with the incurrence of the loan), plus any additional amounts that may be borrowed in the future, for general corporate purposes and working capital.

We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. We believe the combination of our existing cash resources as at June 30, 2017 and the net proceeds from our July 14, 2017 debt and equity financing provides us with sufficient resources under our current operating plan, which includes the potential regulatory approval and launch of Recorlev, to achieve consistent positive cash flows from operating activities. We expect our funding requirements for operating activities to increase in and possibly beyond due to expenses associated with the commercialization of Keveyis, the execution of the Recorlev SONICS and LOGICS Phase 3 clinical trials, and our selling, general and administrative expenses. Our funding requirements will also increase to the extent we pursue potential in-licenses, acquisitions or similar transactions as part of our strategy. These expenses may be offset only in part by sales of Keveyis. To the extent our sales of Keveyis are less than we anticipate, or our expenses are higher than we anticipate, we may be required to fund our operations and capital funding needs through equity or debt financings. There can be no assurances, however, that additional funding will be available on terms acceptable to us.

Contractual Obligations and Other Commitments

The following table summarizes our future minimum commitments at June 30, 2017:

	Payments due by period
	Less than			More than
	1 year	1 to 3 years	3 to 5 years	5 years	Total
	(in thousands)

Minimum contract purchases pursuant to supply agreement	$2,463	$5,018	$10,835	$7,835	$26,151
Debt payments	$—	$16,000	$4,000	$—	$20,000
Operating leases	$159	$503	$—	$—	$662
Total contractual obligations	$2,622	$21,521	$14,835	$7,835	$46,813

In addition to the debt payment noted above, we entered into a new term loan in July 2017. This term loan agreement has a six-year term with three years of interest-only payments. The interest-only period may be extended to six years based upon the achievement of certain milestones during the first three years of the loan term.

We enter into agreements in the normal course of business with vendors for clinical trials, preclinical studies, and other services and products for operating purposes. Future payment obligations under these agreements, which are cancelable at any time by us, generally upon 30 days prior written notice, are not included in this table of contractual obligations.

We are obligated to make future payments to third parties due to payments that become due and payable upon the achievement certain commercialization milestones. As the amount and timing of these milestones are not probable and estimable, such commitments have not been included on our consolidated balance sheets or in the contractual obligations table above.

Off‑Balance Sheet Arrangements

We do not have variable interests in variable interest entities or any off‑balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

At June 30, 2017, we had cash and cash equivalents of $33.9 million, which consists of bank deposits in the United States. As part of our cash and investment management processes, we perform periodic evaluations of the credit standing of the financial institutions with which we deposit our cash or purchase cash equivalents, and we have not sustained any credit losses from instruments held at these financial institutions.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

EXHIBITS

EXHIBIT INDEX

10

10
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document

*   Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Current Report on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

STRONGBRIDGE BIOPHARMA PLC

By:	/s/ A. BRIAN DAVIS
Name:	A. Brian Davis
Title:	Chief Financial Officer

Date: August 7, 2017